U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                           FORM 12b-25

                           NOTIFICATION OF LATE FILING
                             SEC File Number: 0-9833

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended:   August 31, 1998

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:  _______________________
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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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        If the  notification  relates to a portion of the filing  checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant:       UNIHOLDING CORPORATION
         Former Name if Applicable:

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         Address of Principal Executive Office (Street and Number):
         96 Spring Street

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         City, State and Zip Code:
         New York, NY  10012

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

         As a result of delays in filing its Annual Report on Form 10-K for the fiscal year ended May 31, 1998 (which the Registrant expects to file next week), the Registrant has been unable to assemble and complete the filing without unreasonable effort or expense.

PART IV - Other Information


(1)      Name and telephone number of person to contact in regard to this
         notification:  Eugene M. Cronin, Esq.        (212) 925-2800
                              (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
         been filed?  If the answer is no, identify report(s).      [] Yes [x]No



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            The Form 10-K for the year ended May 31, 1998 (which the  Registrant expects to file next week).

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                         [x] Yes []No

                  The Registrant anticipates significant changes in results of operations because of the following:

                  (a) the Clinical Trials spin-off to the shareholders in fiscal 1998 (the net loss of Clinical Trials in fiscal 1997 exceeded $3 million); and

                  (b) the sale of the United Kingdom operations in fiscal 1998, which, not including the adjustments made in fiscal 1997 (approximately $23.7 million in UK goodwill and $5.8 million on a UK building), had an operating loss of approximately $400,000 in fiscal 1997.

                  Notwithstanding the items listed above, the Registrant is unable to provide a reasonable estimate of the results until it has completed the 1998 Form 10-K.

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                        UNIHOLDING CORPORATION
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 16, 1998             By:/S/ BRUNO ADAM
                                    ------------------------
                                    Bruno Adam, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).